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               [LETTERHEAD OF COUDERT BROTHERS HONG KONG OFFICE]

VIA EDGAR

November 24, 2000

Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

          Re:  Jitong Network Communications Company Limited
               ---------------------------------------------

Dear Sir or Madam:

          On behalf of Jitong Network Communications Company Limited, we are writing to inform the Securities and Exchange Commission that Jitong Network Communications Company Limited hereby withdraws its registration statement on Form F-1 (File No. 333-49244) as filed via EDGAR on November 3, 2000 as a result of uncertain market conditions.


                                                               Very truly yours,

                                                               /s/ Venantius Tan

                                                               Venantius Tan